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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                   ACSYS, INC.
                       (Name of Subject Company (issuer))

                                   VEDIOR N.V.
                                  TIBERIA B.V.
                             PLATFORM PURCHASER INC.
                      (Names of Filing Persons (Offerors))

                           COMMON STOCK, NO PAR VALUE
               (including associated Series A Junior Participating
                  Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   00087X 103
                      (CUSIP Number of Class of Securities)

                               C.K. ZACHARY MILES
                   C/O SELECT APPOINTMENTS NORTH AMERICA INC.
                             60 HARVARD MILL SQUARE
                               WAKEFIELD, MA 01880
                                 (781) 213-1500
        (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications
                      on Behalf of the Filing Persons)

                                    COPY TO:
                                 SCOTT J. DAVIS
                              MAYER, BROWN & PLATT
                            190 SOUTH LASALLE STREET
                          CHICAGO, ILLINOIS 60603-3441
                                 (312) 782-0600

                            CALCULATION OF FILING FEE

        TRANSACTION VALUATION*                          AMOUNT OF FILING FEE**
               $84,182,055                                    $16,837
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 * Calculated solely for purposes of determining the filing fee, assuming the purchase of 16,836,411 shares at the tender offer price of $5.00 per share of common stock.

** Previously paid in connection with the filing made on April 27, 2000.


/ /  Check the box if any part of the fee is offset as provided by Rule 0-11(a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount previously paid:   N/A
     Form or Registration No.:   N/A
     Filing Party:   N/A
     Date filed:   N/A

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     /X/ Third party tender offer subject to Rule 14d-1.

     / / Issuer tender offer subject to Rule 13e-4.

     / / Going-private transaction subject to Rule 13e-3.

     / / Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:/ /

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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on April 27, 2000, by Vedior N.V. ("Vedior"), a company organized under the laws of the Netherlands, Tiberia B.V. ("Tiberia"), a company organized under the laws of the Netherlands, and Platform Purchaser Inc., a Georgia corporation (the "Purchaser") and an affiliate of Vedior and to become, immediately prior to the initial purchase of Shares (as defined below) under the Offer (as defined below), a wholly owned subsidiary of Tiberia. The Schedule TO relates to the offer by the Purchaser (the "Offer") to purchase all the outstanding shares of common stock, no par value per share (including the associated series A junior participating preferred stock purchase rights, the "Shares"), of Acsys, Inc., a Georgia corporation (the "Company"), at a purchase price of $5 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal. The following items in the Schedule TO are hereby amended in order to amend in the manner described below the disclosure appearing in the following sections of the Offer to Purchase included in the Schedule TO:

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

     The disclosure appearing in Section 9 of the Offer to Purchase ("Certain Information Concerning the Purchaser, Parent and Vedior") is hereby amended such that the fourth sentence of the first paragraph thereof would be as follows:

     Parent does not currently conduct any activities unrelated to the acquisition of the Company.

ITEM 4.   TERMS OF THE TRANSACTION.

     The phrase "or the payment therefor" that appears on the first line of page 43 of the Offer to Purchase, in Section 14 of the Offer to Purchase ("Certain Conditions of the Offer"), is hereby deleted from the conditions to the Offer.

ITEM 12.          EXHIBITS.


ITEM             DESCRIPTION

*(a)(1)(A)       Offer to Purchase dated April 27, 2000.

*(a)(1)(B)       Letter of Transmittal.

*(a)(1)(C)       Notice of Guaranteed Delivery.

*(a)(1)(D)       Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                 and Other Nominees.

*(a)(1)(E)       Letter to Clients for use by Brokers, Dealers, Commercial
                 Banks, Trust Companies and Other Nominees.

*(a)(1)(F)       Letter to Shareholders dated April 27, 2000, from the Chairman of the Board and Chief Executive Officer of the Company.

*(a)(1)(G)       Guidelines for Certification of Taxpayer Identification Number
                 on Substitute Form W-9.

*(a)(1)(H)       Summary advertisement published April 27, 2000

(a)(2) - (4)     Not applicable.

*(a)(5)          Joint Press Release issued by Vedior and the Company on April
                 17, 2000.

                                        2

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*(b)             Agreement in Principle between ING and VHBV Relating to the
                 Acquisition of Acsys, Inc., dated as of April 13, 2000, among ING Bank Corporate, Vedior Holding B.V. and Vedior.

(d)(1) Agreement and Plan of Merger, dated as of April 16, 2000, by and among Parent, the Purchaser, Vedior, Select Appointments North America Inc. and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on April 18, 2000).

*(d)(2) Employment Agreement, dated September 1997, by and among the Company, ACSYS Resources, Inc. and Harry J. Sauer.

(d)(3) Amendment of Employment Agreement, dated as of April 16, 2000, by and among Harry J. Sauer, the Company and Acsys Resources, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Company filed on April 18, 2000).

*(d)(4) Employment Agreement, dated May 16, 1997, and as amended on May 16, 1997, by and between the Company and David C. Cooper.

(d)(5) Amendment of Employment Agreement, dated as of April 16, 2000, by and between David C. Cooper and the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on April 18, 2000).

(d)(6) Employment Agreement, dated February 7, 2000, by and between the Company and Patricia Kennedy (incorporated by reference to Exhibit 10.29 of the Company's Annual Report on Form 10-K for the year ended December 31, 1999).

(d)(7) Amendment of Employment Agreement, dated as of April 16, 2000, by and between Patricia Kennedy and the Company (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Company filed on April 18, 2000).

(d)(8) Employment Agreement, dated August 21, 1998, between the Company and Brady W. Mullinax, Jr. (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).

(d)(9) Amendment of Employment Agreement, dated as of April 16, 2000, by and between Brady W. Mullinax, Jr. and the Company (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Company filed on April 18, 2000).

(d)(10) Support Agreement, dated as of April 16, 2000, by and among Vedior, the Purchaser, David C. Cooper and Teri L. Cooper (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of the Company filed on April 18, 2000).

(d)(11) Support Agreement, dated as of April 16, 2000, by and among Vedior, the Purchaser, Harry J. Sauer and The Sauer Family Foundation (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K of the Company filed on April 18,
                 2000).

*(d)(12) Confidentiality Agreement, dated May 21, as amended on March 31, 2000, by and among the Company, Select Appointments (Holdings) PLC and Vedior.

(g)              Not applicable.

(h)              Not applicable.

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*Previously filed.


                                       3

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                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   VEDIOR N.V.


                                   By: /s/ C.K. Zachary Miles
                                      -----------------------------
                                      Name: C.K. Zachary Miles
                                      Title: Chief Financial Officer


                                   TIBERIA B.V.


                                   By: /s/ A.W.M. Giesen
                                      -----------------------
                                      Name: A.W.M. Giesen
                                      Title: Managing Director


                                   PLATFORM PURCHASER INC.


                                   By: /s/ C.K. Zachary Miles
                                      ------------------------
                                      Name: C.K. Zachary Miles
                                      Title: President

Dated:   May 12, 2000

                                      4

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                                INDEX TO EXHIBITS



ITEM             DESCRIPTION

*(a)(1)(A)       Offer to Purchase dated April 27, 2000.

*(a)(1)(B)       Letter of Transmittal.

*(a)(1)(C)       Notice of Guaranteed Delivery.

*(a)(1)(D)       Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                 and Other Nominees.

*(a)(1)(E)       Letter to Clients for use by Brokers, Dealers, Commercial
                 Banks, Trust Companies and Other Nominees.

*(a)(1)(F)       Letter to Shareholders dated April 27, 2000, from the Chairman of the Board and Chief Executive Officer of the Company.

*(a)(1)(G)       Guidelines for Certification of Taxpayer Identification Number
                 on Substitute Form W-9.

*(a)(1)(H)       Summary advertisement published April 27, 2000

(a)(2) - (4)     Not applicable.

*(a)(5)          Joint Press Release issued by Vedior and the Company on April
                 17, 2000.

*(b) Agreement in Principle between ING and VHBV Relating to the Acquisition of Acsys, Inc., dated as of April 13, 2000, among ING Bank Corporate, Vedior Holding B.V. and Vedior.

(d)(1) Agreement and Plan of Merger, dated as of April 16, 2000, by and among Parent, the Purchaser, Vedior, Select Appointments North America Inc. and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on April 18, 2000).

*(d)(2) Employment Agreement, dated September 1997, by and among the Company, ACSYS Resources, Inc. and Harry J. Sauer.

(d)(3) Amendment of Employment Agreement, dated as of April 16, 2000, by and among Harry J. Sauer, the Company and Acsys Resources, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Company filed on April 18, 2000).

*(d)(4) Employment Agreement, dated May 16, 1997, and as amended on May 16, 1997, by and between the Company and David C. Cooper.

(d)(5) Amendment of Employment Agreement, dated as of April 16, 2000, by and between David C. Cooper and the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on April 18, 2000).

(d)(6) Employment Agreement, dated February 7, 2000, by and between the Company and Patricia Kennedy (incorporated by reference to Exhibit 10.29 of the Company's Annual Report on Form 10-K for the year ended December 31, 1999).

                                        5

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(d)(7)           Amendment of Employment Agreement, dated as of April 16, 2000, by and between Patricia Kennedy and the Company (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Company filed on April 18, 2000).

(d)(8) Employment Agreement, dated August 21, 1998, between the Company and Brady W. Mullinax, Jr. (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).

(d)(9) Amendment of Employment Agreement, dated as of April 16, 2000, by and between Brady W. Mullinax, Jr. and the Company (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Company filed on April 18, 2000).

(d)(10) Support Agreement, dated as of April 16, 2000, by and among Vedior, the Purchaser, David C. Cooper and Teri L. Cooper (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of the Company filed on April 18, 2000).

(d)(11) Support Agreement, dated as of April 16, 2000, by and among Vedior, the Purchaser, Harry J. Sauer and The Sauer Family Foundation (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K of the Company filed on April 18,
                 2000).

*(d)(12) Confidentiality Agreement, dated May 21, as amended on March 31, 2000, by and among the Company, Select Appointments (Holdings) PLC and Vedior.

(g)              Not applicable.

(h)              Not applicable.

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*Previously filed.

                                        6